BERKLEY RESOURCES INC.

FINANCIAL STATEMENTS

DECEMBER 31, 2005 and 2004

Canadian Funds

Report of Independent Registered Public Accounting Firm

To the Shareholders of Berkley Resources Inc.:

We have audited the accompanying balance sheets of Berkley Resources Inc. (the “Company”) as at December 31, 2005 and 2004 and the related statements of operations, deficit, and cash flows for each of the years ended 31 December 31, 2005 and 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as at December 31, 2005 and 2004, and the results of its operations and its cash flows for each of the years ended December 31, 2005 and 2004, in accordance with Canadian generally accepted accounting principles.

The comparative figures for the year ended December 31, 2003 are based on financial statements audited by another auditor who expressed an unqualified opinion in his report dated March 31, 2004.

“Staley, Okada & Partners”

Vancouver, B.C.	STALEY, OKADA & PARTNERS
April 10, 2006	CHARTERED ACCOUNTANTS

	2005	2004
ASSETS

Current Assets
Restricted cash (Note 5)	$1,894,681	$712,678
Accounts receivable	278,856	145,422
Taxes recoverable	22,325	31,079
Prepaid expenses	101,689	17,500
Due from related parties (Note 13a)	3,454	22,060
	2,301,005	928,739

Prepaid oil and gas costs	295,350	376,693

Oil and gas properties and equipment (Note 6)	3,939,531	3,389,679

Rental property (Note 7)	2,049,015	2,061,915

Other property plant and equipment (Note 8)	6,449	2,320
	$8,591,350	$6,759,346

LIABILITIES

Current Liabilities
Accounts payable and accrued liabilities	$353,363	$1,522,545
Bank loans (Note 9)	1,922,146	446,056
Due to related parties (Note 13b)	124,917	-
	2,400,426	1,968,601

Site restoration liabilities (Note 3e)	85,439	43,030
	2,485,865	2,011,631

Continued Operations (Note 1)

SHAREHOLDERS' EQUITY

Share Capital (Note 10)	8,762,671	5,734,921
Contributed Surplus (Note 11)	589,036	336,558
Deficit	(3,246,222)	(1,323,764)
	6,105,485	4,747,715
	$8,591,350	$6,759,346

Approved by the Directors:

“Matt Wayrynen”	Director	“Lindsay Gorrill”	Director

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF OPERATIONS
For the Years Ended December 31
	2005	2004	2003

OIL AND GAS REVENUE	$1,408,858	$866,811	$606,133

Oil and gas production expenses
Operating costs	608,045	416,254	243,717
Amortization and depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Accretion of site restoration liabilities	2,294	2,775	4,769
	2,675,839	679,029	327,986

OIL AND GAS INCOME (LOSS)	(1,266,981)	187,782	278,147

RENTAL REVENUE	238,466	232,607	238,599

Rental operations expenses
Operating costs	180,779	209,229	198,596
Interest on bank loan	99,532	23,047	26,272
Amortization	13,267	13,455	14,016

	293,578	245,731	238,884

NET RENTAL LOSS	(55,112)	(13,124)	(285)

GENERAL AND ADMINISTRATIVE EXPENSES
Consulting and management fees	410,567	310,270	252,027
Administrative, office services and premises	244,233	188,863	142,190
Stock based compensation	173,538	273,793	2,390
Professional fees	163,544	101,121	54,342
Finance fees on debt	95,427	-	-
Shareholder information	69,717	9,823	11,032
Filing and transfer agent fees	17,130	19,413	12,176
Amortization	1,462	409	20,354
	(1,175,618)	(903,692)	(494,511)

OTHER INCOME (EXPENSES)
Computer software written off	-	-	(54,988)
Interest expense	(10,487)	-	(7,288)
Interest and other income	2,034	-	23,469
	(1,184,071)	(903,692)	(533,795)

LOSS BEFORE INCOME TAXES	(2,506,164)	(729,034)	(255,456)
Recovery of future income taxes (Note 12b)	583,706	-	-
LOSS FOR THE YEAR	$(1,922,458)	$(729,034)	$(255,456)

LOSS PER SHARE	$(0.20)	$(0.10)	$(0.04)

WEIGHTED AVERAGE NUMBER OF
SHARES OUTSTANDING	9,849,082	7,175,945	6,797,184

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF DEFICIT
For the Years Ended December 31

	2005	2004	2003

DEFICIT, beginning of period	$(1,323,764)	$(563,849)	$(308,393)

RETROACTIVE ADJUSTMENT
Stock based compensation (Note 4)	-	(30,881)	-

DEFICIT, restated, beginning of period	(1,323,764)	(594,730)	(308,393)

Loss for the year	(1,922,458)	(729,034)	(255,456)

DEFICIT, end of year	$(3,246,222)	$(1,323,764)	$(563,849)

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
STATEMENTS OF CASH FLOWS
For the Years Ended December 31

CASH PROVIDED BY (USED IN):	2005	2004	2003

OPERATING ACTIVITIES
Loss for the year	$(1,922,458)	$(729,034)	$(255,456)
Items not requiring cash in the year:
Accretion of site restoration liability	2,294	2,775	4,769
Amortization and depletion	680,229	273,864	113,870
Write-down of oil and gas properties	1,400,000	-	-
Recovery of future income taxes	(583,706)	-	-
Computer software written off	-	-	54,988
Stock based compensation	173,538	273,793	2,390
	(250,103)	(178,602)	(79,439)
Net change in non-cash working capital balances:
Accounts receivable	(133,434)	(45,419)	11,155
Taxes recoverable	8,754	13,413	(40,370)
Prepaid expenses	(9,189)	11,649	(2,527)
Due from related parties	18,606	-	(12,060)
Computer software held for resale	-	-	(4,008)
Accounts payable and accrued liabilities	1,833	42,419	92,195
Due to related parties	124,917	-	-
	(238,616)	(156,540)	(35,054)

INVESTING ACTIVITIES
Prepaid oil and gas costs	81,343	(376,693)	-
Proceeds on disposal of oil and gas property	112,500	-	-
Oil and gas properties and equipment, net	(3,859,162)	(1,301,715)	(612,357)
Other property, plant and equipment	(5,548)	(2,728)	-
	(3,670,867)	(1,681,136)	(612,357)

FINANCING ACTIVITIES
Bank and other loans received	1,870,000	-	-
Bank and other loans repaid	(393,910)	(119,753)	(109,424)
Issuance of common shares and warrants	3,615,396	2,434,882	5,100
	5,091,486	2,315,129	(104,324)

Increase (Decrease) in Cash	1,182,003	477,453	(751,735)
Cash, Beginning of Year	712,678	235,225	986,960
Cash, End of Year	$1,894,681	$712,678	$235,225

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES
Shares issued for services - prepaid	$75,000	$-	$-
Recovery of future income taxes	$583,706	$-	$-
Site reclamation accrued (recovery)	$40,115	$(96,247)	$-
Stock option compensation	$173,538	$273,793	$2,390
Accounts payable - Oil and gas properties	$251,814	$1,423,239	$88,419

SUPPLEMENTAL STATEMENTS OF CASH FLOWS DISCLOSURE
Interest on long-term debt	$99,532	$23,047	$26,272

The accompanying notes form an integral part of these financial statements.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

1.    Continued Operations

These financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations.

Adverse conditions and events cast substantial doubt upon the validity of this assumption. The Company has incurred significant operating losses over the past several fiscal years and as at December 31, 2005 the Company does not have sufficient financial resources to meet its flow through expenditure requirements in 2006 (Note 5). As at 31 December 2005, the Company had working capital deficit $99,421 (2004 - $1,039,862).

The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital through the issuance of treasury shares or debt and achieve profitable operations in the future.

If the going concern assumption were not appropriate for these consolidated financial statements, then adjustments would be necessary in the carrying values of assets and liabilities, reported revenues and expenses, and the balance sheet classifications used.

2.    Nature of Operations

Berkley Resources Inc. (“the Company or Berkley”) was created on the amalgamation of Fortune Island Mines Ltd., Kerry Mining Ltd. and Berkley Resources Ltd. under the Company Act (British Columbia) on July 18, 1986. The Company is in the business of acquisition, exploration, development and production from petroleum and natural gas interests in Alberta and Saskatchewan, Canada. The Company also rents commercial office space in a building it owns in Vancouver, Canada.

3.    Significant Accounting Policies

a)    Basis of presentation

These financial statements are prepared in accordance with Canadian generally accepted accounting principles, which do not materially differ from accounting principles generally accepted in the United States, except as disclosed in Note 16.

Certain comparative balances have been reclassified to conform with current year accounting policies and financial statement presentation.

b)    Currency

All amounts in these financial statements are expressed in Canadian dollars.

c)    Revenue recognition

Revenue associated with the sale of crude oil, natural gas and liquids represent the sales value of the Company’s share of petroleum production during the year received from third party purchasers on delivery. Differences between production and amounts delivered and sold are not significant.

Rental revenue is recognized on a monthly basis under the terms of lease agreements with tenants.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.     Significant Accounting Policies - Continued

d)    Oil and gas properties and equipment

Berkley follows the full cost method of accounting for oil and gas properties and equipment whereby all costs of acquiring, exploring for and developing oil and gas reserves are capitalized. The Company does not capitalize interest or administrative expenses.

Capitalized costs of proven reserves and equipment are depleted using a unit of production method based upon estimated proven reserves (energy content) net of royalties.

Unless a significant amount of reserves is involved, proceeds received from the disposition of oil and gas properties are credited to the relevant cost centre unless this results in a change of 20% or more in the depletion rate. In the event of a significant sale of reserves, a proportionate amount of cost and accumulated depletion, based upon the ratio of reserves sold to total reserves, is removed from the appropriate cost centre and the resultant profit or loss taken into income.

In accordance with guidelines published by the Canadian Institute of Chartered Accountants, the company applies an annual “ceiling test” by cost centre to ensure that capitalized costs net of accumulated depletion do not exceed the estimated future net revenues from production of proven reserves (based on commodity prices in effect at the financial statement date and current operating costs) plus unproven reserves at cost less provisions for impairment. The aggregate future value for all cost centres is further reduced for recurring general and administrative costs, future financing costs and income taxes. Capitalized costs in excess of this ceiling test limit are written off as additional depletion. For presentation purposes, the Company refers to the additional depletion as a write-down of oil and gas properties.

Substantially all of the Company’s oil and gas interests are conducted jointly with others. The financial statements reflect only the Company’s share of assets, liabilities, and operations. As at 31 December 2005, the Company does not operate any of its oil and gas interests.

e)    Site restoration liability

The recommendations of CICA Handbook Section 3110, Asset Retirement Obligations (“CICA 3110”), became effective on January 1, 2004. This section requires the recognition of a legal liability for obligations relating to the retirement of property, plant and equipment and obligations arising from the acquisition, construction, development, or normal operation of those assets. Such asset retirement costs must be recognized at fair value, when a reasonable estimate of fair value can be estimated, in the period in which the liability is incurred. A corresponding increase to the carrying amount of the related asset, where one is identifiable, is recorded and amortized over the life of the asset. Where a related asset is not easily identifiable with a liability, the change in fair value over the course of the year is expensed. The amount of the liability is subject to re-measurement at each reporting period. The estimates are based principally on legal and regulatory requirements. It is possible that the Company’s estimates of its ultimate reclamation and closure liabilities could change as a result of changes in regulations, changes in the extent of the environmental remediation required, changes in the means of reclamation or changes in cost estimates. Changes in estimates are accounted for prospectively commencing in the period the estimate is revised.

The following table sets out the activity for the Company’s site restoration liabilities for the years ending December 31, 2005 and 2004:

	2005	2004
Opening balance	$43,030	$136,502
Accretion	2,294	2,775
Additions	40,115	22,915
Reduction due to disposal	-	(119,162)
	$85,439	$43,030

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.     Significant Accounting Policies - Continued

f)     Rental property and other capital assets

Land and building are recorded at cost, net of accumulated amortization on the building. The cost of the building is amortized over its estimated useful life, currently at the rate of 4% per annum by the declining balance method.

Other capital assets consist of computer equipment, furniture and equipment and is amortized at the rate of 30% per annum by the declining balance method.

g)    Financial instruments

The Company’s financial instruments include restricted cash, accounts receivable, taxes recoverable, due from and to related parties, accounts payable and accrued liabilities, and bank loans. The carrying values of these financial instruments approximate their fair values. The Company is not exposed to significant credit or currency risk on its financial instruments, however it is exposed to interest risk on its bank loan.

h)    Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Significant areas requiring the use of management estimates relate to the determination of useful lives of oil and gas properties and equipment and the rental property for purposes of calculating amortization and depletion.

i)      Stock based compensation plan

Compensation expense is recorded for the estimated fair value of stock options granted. The estimated fair value of the options at the date of grant is accrued and charged to operations, with an offsetting credit to contributed surplus, on a straight-line basis over the vesting period. If and when the stock options are ultimately exercised, the applicable amounts of contributed surplus are transferred to share capital (Note 10a).

j)      Loss per share

Basic earnings per share is computed by dividing income available to common shareholders by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share assumes the conversion, exercise or contingent issuance of securities only when such conversion, exercise or issuance would have a dilutive effect on earnings per share. The dilutive effect of convertible securities is reflected in diluted earnings per share by application of the "if converted" method. The dilutive effect of outstanding options and warrants and their equivalents is reflected in diluted earnings per share by application of the treasury stock method.

k)    Income taxes

The asset and liability method is used for determining future income taxes. Under the asset and liability method, the change in the net future tax asset or liability is included in income. The income tax effects of temporary differences in the time when income and expenses are recognized in accordance with Company accounting practices and the time they are recognized for income tax purposes are reflected as future income tax assets or liabilities. Future income tax assets and liabilities are measured using statutory rates that are expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

3.    Significant Accounting Policies - Continued

l)     Share Capital

i)         The proceeds from the exercise of stock options and warrants are recorded as share capital in the amount for which the option or warrant enabled the holder to purchase a share in the Company.

ii)         Share capital issued for non-monetary consideration is recorded at an amount based on fair market value.

All costs related to issuances of share capital will be charged against the proceeds received from the related share capital.

m)    Flow-Through Shares

Canadian Income Tax Legislation permits an enterprise to issue securities referred to as flow-through shares, whereby the investor can claim the tax deductions arising from the renunciation of the related resource expenditures. When resource expenditures are renounced to the investors and the Company has reasonable assurance that the expenditures will be completed, future income tax liabilities are recognized (renounced expenditures multiplied by the effective tax rate) thereby reducing share capital.

If a company has sufficient unused tax losses and deductions (“losses”) to offset all or part of the future income tax liabilities and no future income tax assets have been previously recognized on such losses, a portion of such unrecognized losses (losses multiplied by the effective corporate tax rate) is recorded as income up to the amount of the future income tax liability that was previously recognized on the renounced expenditures.

4. Accounting Changes

      a)    Effective January 1, 2004, the Company adopted the provisions of CICA Handbook Section 3870 “Stock Based Compensation and Other Stock Based Payments” with respect to the fair market value accounting for stock options granted to employees. In prior years, the Company recorded the fair market value of the stock options granted to non-employees only as compensation expense. In 2003, the Company did not account for stock based compensation when stock options were granted to employees and directors; however, it disclosed the pro forma effect of the stock based compensation on its financial results. In 2004, the Company adopted the fair value based method of accounting for stock based compensation, as described in Note 3i. This change has been applied retroactively; however, the financial statements for 2003 have not been restated. Rather, the opening retained earnings for 2004 has been adjusted to reflect the impact of the new accounting policy on the 2003 year. This accounting treatment is in keeping with Canadian generally accepted accounting principles. The effect of this change was to increase the deficit at January 1, 2004 by $30,881 to $594,730.

b)	Variable Interest Entities - Change in Accounting Policy

The Accounting Standards Board (AcSB) issued Accounting Guideline AcG 15 “Consolidation of Variable Interest Entities”, to harmonize the Guideline with the equivalent FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities.” The Guideline provides criteria for identifying VIEs and further criteria for determining what entity, if any, should consolidate them. The Guideline is effective for annual and interim periods beginning on or after November 1, 2004, and upon adoption, will not materially impact the Company’s results of operations and financial position. The Guideline is effective January 1, 2005 for the Company.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

4.     Accounting Changes - Continued

c)
Effective January 1, 2004, the Company adopted, on a prospective basis, the recommendations of Emerging Issues Committee - 146 with respect to flow-through shares. For all flow-through shares issued subsequent to December 31, 2003, the Company will recognize the future income tax liability and a corresponding decrease to shareholders equity on the date the company renounces the tax credits associated with the expenditures, provided there is reasonable assurance that the expenditures will be made. The recognition of any portion of previously unrecognized future income tax assets will be recorded as a reduction of income tax expenses. This policy has no impact on the December 31, 2004 financial statements. The Company will recognize the tax liability and the decrease in shareholders equity associated with the 2004 flow through shares in fiscal 2005, as this is the period when the company renounced the expenditures for tax purposes.

5.     Restricted Cash

In December 2005, the Company raised $3,266,980 in a flow-through private placement. The entire amount of the proceeds is restricted to use for qualifying Canadian exploration expenditures. As at 31 December 2005, the Company had spent $197,200 of the required flow through expenditures of $3,266,980. Management expects that the remaining $3,069,780 will be spent in 2006. As at 31 December 2005, the Company has $1,894,681 to complete its remaining flow through expenditures of $3,069,780. As at
31 December 2005, the Company has a short fall of $1,175,099 in flow through funds.

6.     Oil and Gas Properties and Equipment

	2005	2004
Oil and gas properties and equipment, cost	$9,249,158	$6,633,806

Less: Accumulated amortization and depletion	(3,909,627)	(3,244,127)
Write-down of oil and gas properties	(1,400,000)	-

	$3,939,531	$3,389,679

Oil and gas properties and equipment includes the cost of unproven properties of approximately $330,228 (2004 - $188,918) which are currently not subject to depletion. The Company expects to finance additional expenditures through private placements, existing production revenue, and/or additional debt. In addition, the Company may make further oil and gas expenditures on new properties as finances permit.

During the year ended December 31, 2005, five property areas produced 87% (2004 - 76%) of the total oil and gas revenue. There is no guarantee that this revenue will continue in future periods. In addition, $465,401 of 2005 revenue (2004 - nil) came from a well that was abandoned in fiscal 2005 and is unlikely to produce any future revenue.

7.     Rental Property

	2005	2004
Building, at cost	$447,652	$447,652
Less: Accumulated amortization	(137,631)	(124,731)
	310,021	322,921
Land, at cost	1,738,994	1,738,994
	$2,049,015	$2,061,915

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

8.      Other Property, Plant and Equipment

	Cost	Accumulated Amortization	Net 2005	Net 2004
Computer equipment	$27,949	$(24,143)	$3,806	$2,319
Furniture and fixtures	8,521	(5,879)	2,642	-
Truck	39,040	(39,039)	1	1
	$75,510	$(69,061)	$6,449	$2,320

9.     Bank Loans

	2005	2004
Canadian Imperial Bank of Commerce	$322,146	$446,056
Canadian Imperial Bank of Commerce	100,000	-
IMOR Capital Corp.	1,500,000	-
	$1,922,146	$446,056

The bank loan of $322,146 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 0.50% per annum, is due on demand, and is secured by a first mortgage in the amount of $1,304,000 over the Company’s rental property (Note 7) and an assignment of rents and insurance. Also, two directors have supplied guarantees of $150,000 each. The Company is currently making monthly payments of $11,900 towards interest and reduction of principal.

The bank loan of $100,000 payable to the Canadian Imperial Bank of Commerce (“CIBC”) bears interest at prime plus 1.00% per annum, is due on January 3, 2006, and is unsecured. The $100,000 was repaid subsequent to year-end.

The bank loan payable to IMOR Capital Corp (“IMOR”) bears interest at prime plus 6.75% per annum (minimum 11% per annum) with monthly interest only payments of $13,750 and is secured by a second mortgage over the Company’s real estate and an assignment of rents and a general security agreement. The balance is due September 1, 2006. The lender, at its option, may extend the maturity date of this mortgage at the request of the Company.

In addition, the Company has a $50,000 revolving demand credit line with the CIBC that bears interest at prime plus 1% per annum. As at December 31, 2005, there was a $nil balance outstanding with regard to the credit line.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.  Share Capital

a)	Authorized:

Unlimited common shares, without par value

	2005		2004
Issued and fully paid:	Number of Shares	Amount	Number of Shares	Amount
Balance, beginning of year	9,681,977	$5,734,921	6,810,934	$3,254,426
Issued in the year for cash:
Pursuant to private placements:
- flow-through	3,629,978	3,266,980	1,726,500	1,726,500
- non-flow-through for cash (Note 11i)	536,000	402,000	811,543	819,800
- non-flow-through for services (Note 11i)	100,000	75,000	-	-
Exercise of stock options	237,000	89,010	333,000	134,220
Less share issuance costs	-	(237,994)	-	(245,638)
Future income taxes on renouncement of resource property expenditures (Note 4b)	-	(583,706)	-	-
Add contributed surplus on exercise of stock options (Note 11)	-	16,460	-	45,613
Balance, end of year	14,184,955	$8,762,671	9,681,977	$5,734,921

b)	Warrants

	2005		2004
	Number of Shares Subject to Warrants	Exercise price range	Number of Shares Subject to Warrants	Exercise price range
Outstanding, beginning of year	1,289,232	$1.10/$1.50	-	-
Granted	636,000	$1.25	1,289,232	$1.10/$1.50
Outstanding, end of year	1,925,232	$1.25/$1.50	1,289,232	$1.10/$1.50

At December 31, 2005, the following share purchase warrants were outstanding:

Number of		Exercise price
warrants	Expiry date	Range

241,110	November 10, 2006	$1.25
553,750	November 10, 2006	$1.50
129,000	November 30, 2006	$1.25
319,500	November 30, 2006	$1.50
45,872	December 10, 2006	$1.36
636,000	December 28, 2007	$1.25

1,925,232

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10. Share Capital - Continued

c)	Management incentive options

The Company has adopted a 2004 Stock Option Plan (“the Plan”) which provides for the granting of options to acquire up to 1,939,000 shares. The Plan provides for the granting of options to employees and service providers, with no single optionee to be granted options in excess of 5% of the number of issued shares of the Company. All options granted are to be with the allowable discount off market price and the term of the options granted is not to exceed five years. Options granted under the plan vest as follows:

i)	20% during the first six months after the date of the grant;
ii)	20% at the end of nine months after the date of grant;
iii)	20% at the end of the twelve months after the date of grant;
iv)	20% at the end of the fifteen months after the date of grant;
v)	20% at the end of the eighteen months after the date of grant.

	2005		2004
	Number of Shares Subject to Options	Weighted average exercise price per share	Number of Shares Subject to Options	Weighted average exercise price per share
Balance outstanding, beginning of year	1,226,000	$0.57	1,302,500	$0.49
Activity in the year
Granted	645,000	$0.90	287,500	$0.79
Exercised	(237,000)	$0.38	(333,000)	$0.40
Cancelled	-	-	(31,000)	$0.64
Lapsed	-	-	-	-
Balance outstanding, end of year	1,634,000	$0.72	1,226,000	$0.57

Vested ,end of year	902,900	$0.58	808,347	$0.49

The weighted average grant date fair value of options granted in 2005 was $0.90 per share (2004: $0.79).

A summary of management incentive options outstanding is as follows:

		2005	2004
Exercise Price Per Share	Expiry Date	Number of Shares Remaining Subject to Options at December 31
$0.34	April 25, 2005	-	197,500
$0.52	September 19, 2008	580,500	614,000
$0.57	September 19, 2008	150,000	150,000
$0.74	September 19, 2008	21,000	27,000
$0.81	October 19, 2009	200,000	200,000
$0.77	October 29, 2009	37,500	37,000
$0.90	December 23, 2010	645,000	-
		1,634,000	1,225,500

The fair value of the stock options granted were determined on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Risk free interest rate	3.83%	3.82%
Weighted average life	3 years	3 years
Volatility factor	58.19%	62.87%
Dividend yield	0%	0%

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

10.  Share Capital - Continued

c)	Management incentive options - Continued

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

11.   Contributed Surplus

	2005	2004
Balance, beginning of year	$336,558	$77,390
Retroactive adjustment- Stock-based compensation (Note 4a)	-	30,988
Stock-based compensation on issue of options	173,538	273,793
Value of warrants (i)	95,400	-
Exercise of stock options (Note 10a)	(16,460)	(45,613)
	$589,036	$336,558

(i)
During the year the company issued 636,000 units at $0.90 per unit for total proceeds of $572,400 with each unit consisting of one common share of the company and one warrant exercisable for two years at $1.25 per warrant. Management determined that $0.15 of the $0.90 unit price was applicable to the warrant, therefore $95,400 of total proceeds was been reflected in contributed surplus. Should these warrants be exercised the applicable amount of contributed surplus will be transferred to share capital

12.   Income Taxes

a) Reconciliation of accounting and taxable income, for the years ended December 31 are as follows:

	2005	2004	2003
Net income (loss) for the year	$(1,922,458)	$(729,034)	$(255,456)
Add:
Stock-based compensation	173,538	273,864	2,390
Amortization	14,729	13,864	34,370
Depletion	665,500	260,000	79,500
Write-down of oil and gas properties	1,400,000	-	-
Non-deductible expenses	13,696	10,921	-
Crown royalty adjustment	48,903	48,903	59,231
Accretion of site restoration costs	2,294	2,775	4,769
Less:
Share issuance costs	(96,727)	(49,128)	-
Resource allowance	(96,705)	(96,705)	(13,475)
Future income tax recovery	(583,706)	-	-
Capital cost allowance	-	-	(18,930)
Net income (loss) for tax purposes	(380,936)	(264,540)	(52,613)
Tax rate	34%	34%	34%
	(129,518)	(89,944)	(17,888)
Valuation allowance	129,518	89,944	17,888
	$-	$-	$-

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

12.  Income Taxes - Continued

b)	The components of the future income tax asset (liability) balances for the years ended December 31, are as follows:

Future income tax assets	2005	2004	2003

Non-capital losses	$770,849	$387,619	$123,079
Share issuance costs	337,777	196,510	-
Rental property and equipment tax value in excess of book value	302,419	283,928	267,726
Oil and gas properties tax value in excess of book value	2,885,811	820,310	560,310
	4,296,856	1,688,367	951,115
Tax rate	34%	34%	34%
	1,460,931	574,045	323,379
Future income tax liability on renunciation of flow-through expenses	(583,706)	-	-
Allowance	(877,225)	(574,045)	(323,379)
Future income tax asset (liability)	$-	$-	$-

Future income tax assets are recorded when it is more likely then not, that they will be recovered in future periods. A full valuation allowance has been taken on the future income tax assets as this criteria has not been met.

c)	The Company has non-capital losses which may be applied to reduce future years' taxable income. At December 31, 2005, these losses expire as follows:

2008	$11,782
2009	58,684
2010	52,613
2014	264,540
2015	383,230
$770,849

d)	Canadian development and exploration expenditures

As at December 31, 2005, the Company had $5,108,560 (2004 - $4,209,989) of unused Canadian exploration and development expenses available to offset future taxable income of the Company. The tax benefit of these expenses carry forward indefinitely.

e)	Flow-through shares

In 2005, the Company issued flow-through shares in the amount of $3,266,980 (2004 - $1,726,500), excluding share issue costs, to finance eligible Canadian exploration expenditures. The resource expenditure deductions for income tax purposes related to exploration activities are renounced to investors in accordance with income tax legislation, and as a result tax deductibility of these costs are not available to the Company.

As at December 31, 2005 the subscription value of the flow-through shares of $3,266,980 had not yet been renounced to the shareholders, and $3,069,780 of eligible Canadian exploration expenditures had not yet been expended by the Company. The Company is committed to spend this amount on qualifying expenditures by December  31, 2006. Subsequent to the year-end, the Company renounced the $3,266,980 (2004 - $1,726,500) to the flow-through shareholders under the CRA look book rules (Note 5).

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

13.     Related Party Transactions

a)	Due from related party balance of $3,454 (2004: $Nil) is due from a public company with common management and a common director.

b)
Due to related parties consists of $9,341 (2004 - $nil) due to Directors of the Company for Directors fees and expense reimbursements, $90,000 due to Directors as a bonus, $5,807 (2004 - $nil) to the President of the Company and $19,769 (2004 - $nil) to a private company owned by public companies having common Directors that provides administrative services, office supplies and accounting services.

c)	Management and consulting fees totalling $291,392 were paid to Directors and their private companies in 2005 (2004: $193,257).

d)
During the year, current and/or former Directors and/or Officers exercised 217,500 options for total proceeds of $78,900 (2004: 320,000 options for total proceeds of $126,800). In addition, current and/or former Directors and Officers subscribed for 25,000 shares of the Company for total proceeds of $22,500 (2004: 476,000 shares of the Company for total proceeds of $476,000).

e)	Consulting fees totalling $96,000 were paid to a former Director and his spouse in 2005 (2004: $96,000).

f)	Administrative services, office supplies and accounting charges totalling $121,303 were paid to a private company owned by public companies having common Directors (2004: $79,200).

g)	A debt financing fee of $29,000 was paid to a director in 2005 (2004 - $nil).

14.    Commitments

a)	Under the terms of Consulting Agreements with a former Director and his spouse, the Company is required to pay management fees of $96,000 in fiscal 2006.

b)
On 15 February 2006, the Company entered into a consulting agreement with an unrelated party. The consultant will provide assistance in various financing activities. The Company will pay a monthly retainer of $6,000 per month and 5% and 3% of gross proceeds on any equity or debt financing sourced by the consultant respectively. The agreement terminates on 15 July 2006.

15.  Segment Disclosure

The Company operates in two segments - oil and gas and real estate rental. Operating results by segment are reported in the statement of operations. Total assets and capital expenditures by operating segment are as follows:
	2005	2004
Assets by operating segment
Oil and gas	$4,543,675	$4,520,389
Real estate	2,071,124	2,010,262

Assets not allocated
Head office	1,976,551	228,695
	$8,591,350	$6,759,346

	2005	2004
Capital expenditures by segment
Oil and gas	$2,125	$-
Head office	3,423	2,728
	$5,548	$2,728

All of the Company’s operations are in Canada. Rental revenue of $6,000 (2004: $6,000) has been eliminated on consolidation representing the rental of office premises by the corporate head office.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.  Differences Between Canadian and United States Generally Accepted Accounting Policies

The financial statements of Berkley have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which differs in certain material respects from accounting principles generally accepted in the United States of America (“US GAAP”). The material differences between Canadian and US GAAP and their effect on Berkley’s financial statements are summarized below:

Statement of Operations	2005	2004	2003

Loss for the year under Canadian GAAP	$(1,922,458)	$(729,034)	$(255.456)
Additional impairment of oil and gas properties under US GAAP (a)	(600,000)	-	-
Remove tax impact on renouncement of 2004 flow-through shares	(583,706)	-	-
Loss for the year under US GAAP	$(3,106,164)	$(729,034)	$(255,456)
Loss per share under US GAAP	$(0.32)	$(0.10)	$(0.04)

Statement of Cash Flows	2005	2004	2003

Increase (decrease) in cash for the year under Canadian GAAP	$1,182,003	$477,453	$(751,735)
Decrease (increase) in marketable securities (c)	-	-	950,730
Increase (decrease) in cash during the year under US GAAP	$1,182,003	$477,453	$198,995

	2005		2004
Balance Sheets	Canadian GAAP	US GAAP	Canadian GAAP	US GAAP
Oil and gas properties (a)	$3,939,531	$3,437,331	$3,389,679	$3,487,479
Other liabilities (j)	-	(544,496)	-	-
Share capital (e)	8,762,671	8,801,881	5,734,921	5,734,921
Contributed surplus	589,036	589,036	336,558	336,558
Deficit	(3,246,222)	(4,332,128)	(1,323,764)	(1,225,964)
	$6,105,485	$5,058,789	$4,747,715	$4,845,515

a)
Under US GAAP the ceiling test for impairment used in connection with the full cost method of accounting for oil and gas operations requires the discounting of future net operating revenues by 10%, but without taking into account provisions for future administrative costs. Under Canadian GAAP, the ceiling test is based on undiscounted future net operating revenues, but does require taking into account future administrative costs. As at December 31, 2005, the application of the US GAAP ceiling test resulted in an additional impairment to the oil and gas properties of $600,000. In addition, the cumulative difference between Canadian and US GAAP since inception of oil and gas operations to December 31, 2005 is that additional depletion of $97,800 has been recorded under Canadian GAAP.

b)
During 2004, the Company adopted the fair value based method of accounting under Canadian GAAP for stock based compensation, as described in Notes 2i and 4a, with retroactive application with restatement of the prior year’s statement of operations. Statement of Financial Accounting Standards (“SFAS”) No. 148, Accounting for Stock-based Compensation - Transition and Disclosure, issued by the United States Financial Accounting Standards Board (“FASB”) provides alternative methods of transition for entities that voluntarily change to the fair value based method of accounting and amends the disclosure provisions of SFAS No. 123, Accounting for Stock-based Compensation. For US GAAP purposes, the Company has adopted SFAS No. 123 and its amendment SFAS No. 123R, prospectively as of January 1, 2003. As a result, the stock option compensation expense recognized in 2005 is not materially different between US and Canadian GAAP.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.  Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

c)	Under US GAAP, banker’s acceptances and treasury bills held at December 31, 2003 would have been classified as marketable securities rather than cash.

d)	Pro-forma disclosure of asset retirement obligations

SFAS 143 “Accounting for Asset Retirement Obligations” requires the recognition of the estimated fair value of asset retirement obligations as a liability commencing for all fiscal years beginning after June
15, 2002. The Company has adopted CICA Handbook Section 3110, which is in all material respects the same as FASB 143, effective January 1, 2003. Accordingly, there were no material differences between Canadian GAAP and US GAAP in respect of the accounting for asset retirement obligations.

e)
Under Canadian GAAP, the future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position, results of operations or cash flows of the Company for the years ended December 31, 2005, 2004 and 2003.

Under Canadian income tax legislation, a company is permitted to issue shares whereby the company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares using a method in accordance with Canadian GAAP. At the time of issue, the funds received are recorded as share capital. At the time the expenditures are renounced for tax purposes, the tax effect of the expenditures is debited to share capital and a related future tax liability is created. This liability may be subsequently removed with tax assets. For US GAAP, the premium paid in excess of the market value is credited to other liabilities and included in income as the qualifying expenditures are made and renounced. There was no premium on the flow-through shares issued for 2004, however a premium was received for the 2005 flow-through offering.

Also, notwithstanding whether there is a specific requirement to segregate the funds, the flow-through funds which are unexpended at the balance sheet dates are considered to be restricted and are not considered cash or cash equivalents under US GAAP. At December 31, 2005, unexpended flow-through funds were $3,069,780 (2004 - $897,000) (Note 5).

f)
In May 2003, the FASB issued Statement No. 150 (“SFAS No. 150”), Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. SFAS No. 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. SFAS No. 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives. SFAS No. 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and the adoption of this statement did not have a material impact on the Company’s financial position or results of operations.

g)
In December 2004, FASB issued SFAS No. 153, “Exchanges of Nonmonetary Assets - An Amendment of APB Opinion No. 29”. The guidance in APB Opinion No. 29, “Accounting for Nonmonetary Transactions”, is based on the principle that exchanges of nonmonetary assets should be measured based on the fair value of the assets exchanged. The guidance in that Opinion, however, included certain exceptions to that principle. SFAS No. 153 amends Opinion No. 29 to eliminate the exception for nonmonetary exchanges of similar productive assets and replaces it with a general exception for exchanges of nonmonetary assets that do not have commercial substance. A nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. The provisions of SFAS No. 153 are effective for nonmonetary asset exchanges occurring in fiscal periods beginning after June 15, 2005. Early application is permitted and companies must apply the standard prospectively. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

BERKLEY RESOURCES INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2005 and 2004

16.  Differences Between Canadian and United States Generally Accepted Accounting Policies - Continued

h)
In May 2005, the FASB issued SFAS 154, “Accounting Changes and Error Corrections,” which replaces APB Opinion No. 20, “Accounting Changes,” and supersedes FASB Statement No. 3, “Reporting Accounting Changes in Interim Financial Statements - an amendment of APB Opinion No. 28.” SFAS 154 requires retrospective application to prior periods’ financial statements of changes in accounting principle, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. When it is impracticable to determine the period-specific effects of an accounting change on one or more individual prior periods presented, SFAS 154 requires that the new accounting principle be applied to the balances of assets and liabilities as of the beginning of the earliest period for which retrospective application is practicable and that a corresponding adjustment be made to the opening balance of retained earnings for that period rather than being reported in an income statement. When it is impracticable to determine the cumulative effect of applying a change in accounting principle to all prior periods, SFAS 154 requires that the new accounting principle be applied as if it were adopted prospectively from the earliest date practicable. SFAS 154 shall be effective for accounting changes and corrections of errors made in fiscal years beginning after December 15, 2005. The Company does not expect the provisions of SFAS 154 will have a significant impact on its results of operations.

i)
In February 2006, the FASB issued SFAS No. 155, “Accounting for Certain Hybrid Financial Instruments, an amendment of FASB Statements No. 133 and 140.” This statement permits fair value re-measurement for any hybrid financial instrument that contains an embedded derivative that otherwise would require bifurcation. It establishes a requirement to evaluate interests in securitized financial assets to identify interests that are freestanding derivatives or that are hybrid financial instruments that contain an embedded derivative requiring bifurcation. In addition, SFAS 155 clarifies which interest-only strips and principal-only strips are not subject to the requirements of Statement 133. It also clarifies that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS 155 amends Statement 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. This Statement is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. The adoption of this standard is not expected to have a material effect on the Company’s results of operations or financial position.

j)
Under United States GAAP SFAS 109, if flow-through shares are sold at a premium, the premium is recorded as a liability. If flow-through shares are sold at a discount, the discount is recorded as an asset. As restricted cash is spent, the premium or discount is recognized as income or expense, respectively.

The fiscal 2004 flow-through shares were sold at market, therefore, there was neither a premium or discount. The December 2005 flow-through shares were priced at $0.90 and the fair market of the Company’s shares was $0.75.

Premium on flow-through share issuance is as follows:

3,629,978 flow-through shares at $0.90	$3,266,980
3,629,978 flow-through shares at $0.75	2,722,484
Discount on flow-through shares	$544,496

17. Subsequent Event

On March 23, 2006 the Company announced that it has commenced trading on the Frankfurt Stock Exchange under the symbol W8O and WKN 871666.